Exhibit 1

AUDIOCODES LTD.

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NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2017

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on September 12, 2017 at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Dr. Eyal Kishon as an outside director for an additional term of three years;

(2)	To reelect Mr. Joseph Tenne as a Class II director for an additional term of three years;

(3)	To approve the annual grant of 7,500 Restricted Share Units (RSUs) to each director of the Company, other than directors employed by the Company;

(4)	To approve an amendment to the employment agreement of Mr. Shabtai Adlersberg, the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors;

(5)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2017, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and

(6)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2016.

Those Entitled to Vote

Only shareholders who hold Ordinary Shares, nominal value NIS 0.01 per share, of the Company at the close of business on August 7, 2017 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a TASE Member and the shares are registered in the shareholder registry in the name of such TASE Member, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

A shareholder may appoint a proxy to vote his/her/its shares on his/her/its behalf, in accordance with the Company's Articles of Association. Shareholders may send standpoint notices to the Company no later than August 28, 2017. The last date for submitting proposals for consideration at the Meeting is August 31, 2017.

Shareholders may sign and return proxy cards to the Company no later than September 11, 2017, at 3:00 p.m. Israel time.

Each shareholder is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Voting via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform must be completed no later than six hours before the time fixed for the Meeting.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.	a simple majority of shares voted at the Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.	the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

Review of Documents

Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which includes the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company stated above, from Sundays through Thursdays during regular working hours and upon prior notice (tel no.: +972-3-976-4000) until the Meeting date. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”).

Each member of The Tel-Aviv Stock Exchange Ltd. shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE Member, provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

FOR THE BOARD OF DIRECTORS

Stanley Stern
Chairman of the Board

Lod, Israel

August 1, 2017